
December 21, 2022

John Hamill
Chief Financial Officer
WINDTREE THERAPEUTICS INC /DE/
2600 Kelly Road, Suite 100
Warrington, PA 18976

      Re: WINDTREE THERAPEUTICS INC /DE/
         Amended Preliminary Proxy Statement on Schedule 14A
         Filed December 12, 2022
         File No. 001-39290

Dear John Hamill:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Amended Preliminary Proxy Statement on Schedule 14A filed December 12, 2022

Stockholders Entitled to Vote, page 5

1.   We note your response to our prior comment 2 and your statement on page 5 that shareholders who choose not to cast a vote will have their shares of Series A Preferred Stock redeemed in the Initial Redemption. Please tell us how this statement is consistent with your statement on page 6 that registered stockholders can virtually attend and vote online during the Special Meeting. In this regard, clarify when during the course of the Special Meeting the Initial Redemption, quorum call, and opening of the polls will occur.

General

2.   Please state in the forepart of your proxy that the issuance of the Series A Preferred is to help the company attain quorum at the special meeting by increasing the total number of votes stockholders voting at the meeting are entitled to cast on the proposals.

3.   We note your response to our prior comment 4. Please further revise your disclosure to clearly state the consequences to stockholders if they do not vote their common shares in person or by proxy. In this regard, please state the likelihood that even if a shareholder does not vote on the proposals the company will attain quorum at the meeting and the proposals will be approved or disapproved.

4.   Based on the number of shares reported outstanding in the proxy statement and assuming the Series A Preferred is voted as described in the proxy statement, please clarify the number of votes that will need to be cast (i.e., the number of common shares that will need to be voted) to attain quorum at the special meeting and approve the proposals.

5.   We have reviewed the opinion you provided in response to our prior comment 6. Please explain why the following assumption is required: "(f) the amendments to the Charter contemplated by the Preliminary Proxy Statement do not alter or change the powers, preferences, or special rights of the Common Stock so as to affect them adversely for all purposes." Alternatively, provide a revised opinion that does not include this language.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lauren Sprague Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Jennifer Porter